SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C. 20549

                                        FORM U-1

                               APPLICATION OR DECLARATION

                                         under

                     The Public Utility Holding Company Act of 1935


                               MISSISSIPPI POWER COMPANY
                                    2992 West Beach
                              Gulfport, Mississippi 39501


                  (Name of company or companies filing this statement
                     and addresses of principal executive offices)


                                  THE SOUTHERN COMPANY

                   (Name of top registered holding company parent of
                              each applicant or declarant)


                                  Michael W. Southern
                        Vice President, Secretary and Treasurer
                               Mississippi Power Company
                                    2992 West Beach
                              Gulfport, Mississippi 39501


                      (Names and addresses of agents for service)

                The Commission is requested to mail signed copies of all
                         orders, notices and communications to:

                  W. L. Westbrook                    John D. McLanahan, Esq.
             Financial Vice President                 Troutman Sanders LLP
               The Southern Company                600 Peachtree Street, N.E.
             64 Perimeter Center East                      Suite 5200
              Atlanta, Georgia 30346               Atlanta, Georgia 30308-2216

                                 INFORMATION REQUIRED


          Item 1. Description of Proposed Transactions.

                  1.1  Mississippi Power Company ("Mississippi") is a

          wholly-owned subsidiary of The Southern Company, a registered holding company under the Public Utility Holding Act of 1935, as amended (the "Act").

                  Mississippi proposes to incur, from time to time or at

          any time on or before December 31, 2002, obligations in

          connection with the issuance and sale by public instrumentalities of one or more series of pollution control revenue bonds in an aggregate principal amount of up to $75,000,000.

                  Mississippi further proposes to issue and sell, from

          time to time or at any time on or before December 31, 2002, one or more series of its first mortgage bonds and one or more series of its preferred stock in an aggregate amount of up to

          $400,000,000 in any combination of issuance.

                  1.2  Each issue of the proposed pollution control

          revenue bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of

          Mississippi's electric generating plants or other facilities located in various counties.  It is proposed that each such county or the otherwise appropriate public or state body or instrumentality (the "County") will issue its revenue bonds (the

          "Revenue Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its

          jurisdiction (the "Project").  Each County is authorized by relevant state law to issue its Revenue Bonds for such purposes.

                  While the actual amount of Revenue Bonds to be issued by

          each County has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

                  Mississippi proposes to enter into a Loan or Installment

          Sale Agreement with the County, substantially in the form of

          Exhibit B-1 hereto, relating to each issue of the Revenue Bonds

          (the "Agreement").  Under the Agreement, the County will loan to

          Mississippi the proceeds of the sale of the County's Revenue

          Bonds, and Mississippi may issue a non-negotiable promissory note therefor (the "Note"), or the County will undertake to purchase and sell the related Project to Mississippi.  The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to

          Mississippi.  Such proceeds will be deposited with a Trustee (the

          "Trustee") under an indenture to be entered into between the

          County and such Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Mississippi to payment of the Cost of Construction

          (as defined in the Agreement) of the Project or to refund

          outstanding pollution control revenue obligations.

                  The Note or the Agreement will provide for payments to be made by Mississippi at times and in amounts which shall correspond to the payments with respect to the principal of,

          premium, if any, and interest on the related Revenue Bonds whenever and in whatever manner the same shall become due,

          whether at stated maturity, upon redemption or declaration or otherwise.

                  The Agreement will provide for the assignment to the

          Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement and the Note.

                  The Agreement will also obligate Mississippi to pay the

          fees and charges of the Trustee and may provide that Mississippi may at any time, so long as it is not in default thereunder,

          prepay the amount due under the Agreement or the Note, including interest thereon, in whole or in part, such payment to be

          sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture.

                  The Trust Indenture will provide that the Revenue Bonds

          issued thereunder will be redeemable (i) at any time on or after a specified date from the date of issuance, in whole or in part,

          at the option of Mississippi, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) in whole, at the option of Mississippi, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related

          Project, its destruction or damage beyond practicable or

          desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and

          Mississippi determines to discontinue operation thereof, such redemption of all such outstanding Revenue Bonds to be at the principal amount thereof plus accrued interest, but without premium.  It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the

          Revenue Bonds prior to maturity.

                  The Trust Indenture and the Agreement may give the

          holders of the Revenue Bonds the right, during such time as the

          Revenue Bonds bear interest at a fluctuating rate or otherwise,

          to require Mississippi to purchase the Revenue Bonds from time to time, and arrangements may be made for the remarketing of any such Revenue Bonds through a remarketing agent.  Mississippi also may be required to purchase the Revenue Bonds, or the Revenue

          Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax.  Also in the event of taxability, interest on the Revenue

          Bonds may be effectively converted to a higher variable or fixed rate, and Mississippi also may be required to indemnify the bondholders against any other additions to interest, penalties,

          and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Revenue

          Bonds and Mississippi's obligations with respect thereto.

                  In order to obtain the benefit of ratings for the

          Revenue Bonds equivalent to the rating of Mississippi's first mortgage bonds outstanding under the indenture dated as of

          September 1, 1941 between Mississippi and Bankers Trust Company,

          as successor trustee, as supplemented and amended (the

          "Mortgage"), which ratings Mississippi has been advised may be thus attained, Mississippi may determine to secure its

          obligations under the Note and the related Agreement by

          delivering to the Trustee, to be held as collateral, a series of its first mortgage bonds (the "Collateral Bonds") in principal amount either (i) equal to the principal amount of the Revenue

          Bonds or (ii) equal to the sum of such principal amount of the

          Revenue Bonds plus interest payments thereon for a specified period.  Such series of Collateral Bonds will be issued under an indenture supplemental to the Mortgage (the "Supplemental

          Indenture"), will mature on the maturity date of such Revenue

          Bonds and will be non-transferable by the Trustee.  The

          Collateral Bonds, in the case of clause (i) above, would bear interest at a rate or rates equal to the interest rate or rates to be borne by the related Revenue Bonds and, in the case of clause (ii) above, would be non-interest bearing.

                  The Supplemental Indenture will provide, however, that

          the obligation of Mississippi to make payments with respect to the Collateral Bonds will be satisfied to the extent that payments are made under the Note or the Agreement sufficient to meet payments when due in respect of the related Revenue Bonds.

          The Supplemental Indenture will provide that, upon acceleration by the Trustee of the principal amount of all related outstanding

          Revenue Bonds under the Trust Indenture, the Trustee may demand the mandatory redemption of the related Collateral Bonds then held by it as collateral at a redemption price equal to the principal amount thereof plus accrued interest, if any, to the date fixed for redemption.  The Supplemental Indenture may also provide that, upon the optional redemption of the Revenue Bonds,

          in whole or in part, a related principal amount of the Collateral

          Bonds will be redeemed at the redemption price of the Revenue

          Bonds.

                  In the case of interest bearing Collateral Bonds,

          because interest accrues in respect of such Collateral Bonds until satisfied by payments under the Note or the Agreement,

          "annual interest charges" in respect of such Collateral Bonds will be included in computing the "interest earnings requirement"

          of the Mortgage which restricts the amount of first mortgage bonds which may be issued and sold to the public in relation to

          Mississippi's net earnings.  In the case of non-interest bearing

          Collateral Bonds, since no interest would accrue in respect of such Collateral Bonds, the "interest earnings requirement" would be unaffected.

                  The Trust Indenture will provide that, upon deposit with

          the Trustee of funds sufficient to pay or redeem all or any part of the related Revenue Bonds, or upon direction to the Trustee by

          Mississippi to so apply funds available therefor, or upon

          delivery of such outstanding Revenue Bonds to the Trustee by or for the account of Mississippi, the Trustee will be obligated to deliver to Mississippi the Collateral Bonds then held as

          collateral in an aggregate principal amount as they relate to the aggregate principal amount of such Revenue Bonds for the payment or redemption of which such funds have been deposited or applied or which shall have been so delivered.

                  As an alternative to or in conjunction with

          Mississippi's securing its obligations through the issuance of the Collateral Bonds as above described, Mississippi may cause an irrevocable Letter of Credit or other credit facility (the

          "Letter of Credit") of a bank or other financial institution (the

          "Bank") to be delivered to the Trustee.  The Letter of Credit would be an irrevocable obligation of the Bank to pay to the

          Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Revenue Bonds when due.

          Pursuant to a separate agreement with the Bank, Mississippi would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses.  Such delivery of the Letter of Credit to the Trustee would obtain for the

          Revenue Bonds the benefit of a rating equivalent to the credit rating of the Bank.  In the event that the Letter of Credit is delivered to the Trustee as an alternative to the issuance of the

          Collateral Bonds, Mississippi may also convey to the County a subordinated security interest in the Project or other property of Mississippi as further security for Mississippi's obligations under the Agreement and the Note.  Such subordinated security interest would be assigned by the County to the Trustee.

                  As a further alternative to, or in conjunction with,

          securing its obligations under the Agreement and Note as above described, and in order to obtain a "AAA" rating for the Revenue

          Bonds by one or more nationally recognized securities rating services, Mississippi may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Revenue Bonds.

          Such insurance policy would extend for the term of the related

          Revenue Bonds and would be non-cancelable by the insurance company for any reason.  Mississippi's payment of the premium with respect to said insurance policy could be in various forms,

          including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments.  In addition, Mississippi may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances.  The amount in each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Revenue Bonds. In the event that an insurance policy is issued as an alternative to the issuance of the Collateral Bonds, Mississippi may also convey to the County a subordinated security interest in the Project or other property of Mississippi as further security for

          Mississippi's obligations under the Agreement and the Note.  Such subordinated security interest would be assigned by the County to the Trustee.  If, due to insufficiency of coverages or for other reasons, Mississippi is unable or determines not to issue the

          Collateral Bonds or to deliver the Letter of Credit to the

          Trustee as above described or to cause an insurance policy to be issued, the Revenue Bonds would be issued without the benefit of such security.  In that event Mississippi may convey to the

          County a subordinated security interest in the Project or other property of Mississippi as security for its obligations under the

          Agreement and the Note.  Such subordinated security interest would be assigned by the County to the Trustee.  Mississippi also may guarantee the payment of the principal of, premium, if any,

          and interest on the Revenue Bonds.

                  It is contemplated that the Revenue Bonds will be sold

          by the County pursuant to arrangements with one or more

          purchasers, placement agents or underwriters.  In accordance with applicable state laws, the interest rate to be borne by the

          Revenue Bonds will be approved by the County and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate.  While Mississippi may not be party to the purchase, placement or underwriting arrangements for the Revenue Bonds, such arrangements will provide that the terms of the Revenue Bonds and their sale by the County shall be satisfactory to Mississippi.  Bond Counsel will issue an opinion that, based upon existing law, interest on the Revenue Bonds will generally be excludable from gross income for federal income tax purposes.  Mississippi has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Revenue

          Bonds to be approximately one to three percentage points lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

                  Mississippi also proposes that it may enter into

          arrangements providing for the delayed or future delivery of

          Revenue Bonds to one or more purchasers or underwriters.  The obligations of the purchasers or underwriters to purchase Revenue

          Bonds under any such arrangements may be secured by U.S. Treasury securities, letters of credit or other collateral.

                  The effective cost to Mississippi of any series of the

          Revenue Bonds will not exceed the yield on U.S. Treasury

          securities having a maturity comparable to that of such series of

          Revenue Bonds.  Such effective cost will reflect the applicable interest rate or rates and any underwriters' discount or commission.

                  The premium (if any) payable upon the redemption of any

          Revenue Bonds at the option of Mississippi will not exceed the greater of (i) 5% of the principal amount of the Revenue Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Revenue

          Bonds.

                  The purchase price payable by or on behalf of

          Mississippi in respect of Revenue Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.

                  Any Letter of Credit issued as security for the payment

          of Revenue Bonds will be issued pursuant to a Reimbursement

          Agreement between Mississippi and the financial institution issuing such Letter of Credit.  Pursuant to the Reimbursement

          Agreement, Mississippi will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a

          borrowing from such institution pursuant to the Reimbursement

          Agreement.  Any such borrowing may have a term of up to 10 years and will bear interest at the lending institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 2%,

          (ii) the lending institution's certificate of deposit rate plus up to 1-3/4%, or (iii) a rate not to exceed the prime rate plus

          1%, to be established by agreement with the lending institution prior to the borrowing.

                  1.3  If any part of said $400,000,000 is used to issue

          Mississippi's first mortgage bonds (the "new Bonds"), it is proposed that each series of new Bonds will have a term of not more than 40 years and will be sold for the best price obtainable but for a price to Mississippi of not less than 98% nor more than

          101-3/4% of the principal amount thereof, plus accrued interest

          (if any).

                  The new Bonds will be issued under the Mortgage as

          heretofore supplemented by various indentures supplemental thereto, and as to be further supplemented by a Supplemental

          Indenture providing for each series of the new Bonds to be issued.

                  Mississippi may provide that none of the new Bonds of

          any series will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance at a regular redemption price if such redemption is for the purpose or in anticipation of refunding such new Bonds through the use,

          directly or indirectly, of funds borrowed by Mississippi at an effective interest cost to Mississippi (computed in accordance with generally accepted financial practice) of less than the effective interest cost to Mississippi of the new Bonds of such series.  Such limitation will not apply to redemptions at a special redemption price by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property.

                  Mississippi may covenant that it will not redeem the new

          Bonds of any series, in any year prior to the fifth or other specified year after the issuance of such series, through the operation of the improvement fund provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

                  Mississippi also may covenant that it will not, in any

          calendar year, redeem the new Bonds of any series through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

                  In addition, Mississippi may make provision for a

          mandatory cash sinking fund for the benefit of any series of the new Bonds.  In connection therewith, Mississippi may have the non-cumulative option in any year of making an optional sinking fund payment in an amount not exceeding such mandatory sinking fund payment.

                  In order to enhance the marketability of the new Bonds,

          it may be desirable to cause an insurance company to issue a policy of insurance for the payment when due of the new Bonds of a particular series.  It also may be desirable that the terms of the new Bonds, or any series thereof, provide for an adjustable interest rate thereon to be determined on a periodic basis,

          rather than a fixed interest rate. In such event, it is proposed that the rate of interest on such new Bonds for an initial period would be a fixed rate per annum.  Periodically thereafter, the interest rate would be adjusted by periodic auction or

          remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other

          predetermined methods.

                  In connection with any such adjustable rate issue, it is

          proposed that such series of the new Bonds may not be redeemable at the option of Mississippi during certain short-term interest periods.  It is further proposed that the non-refunding

          limitation described above, as well as the restriction on

          redemptions through operation of the improvement fund provisions,

          may apply with respect to each long-term interest period

          commencing with the first day of the month in which any such interest period begins.  To the extent the foregoing redemption provisions may constitute a deviation from the Commission's

          Statement of Policy Regarding First Mortgage Bonds, Mississippi

          hereby requests approval of such deviation.

                  Mississippi desires the flexibility, in connection with

          the issuance of the new Bonds of any series, to deviate from the provisions of the Statement of Policy Regarding First Mortgage

          Bonds with respect to (i) redemption and refunding provisions by,

          for example, providing refunding limitations for periods of more than five years or prohibiting redemptions for specified periods of time (including as long as the life of any series of the new

          Bonds), and (ii) limitations on payment of common stock dividends by, for example, including a less restrictive provision or no such provision in the supplemental indenture relating to a particular series, all as determined in light of market

          conditions and other relevant considerations at the time of issuance.

                  1.4  If any part of said $400,000,000 is used in

          connection with the issuance of Mississippi's preferred stock,

          par or stated value of up to $100 per share (the "new Preferred

          Stock"), it is proposed that such securities will be sold for the best price obtainable (after giving effect to the purchasers'

          compensation) but for a price to Mississippi (before giving effect to such purchasers' compensation) of not less than 100% of the par or stated value per share.

                  The authorized number of shares of preferred stock of

          Mississippi may be increased by amendment to the Articles of

          Incorporation of Mississippi and the new Preferred Stock of each series will be created, and its terms established, by resolution of the board of directors of Mississippi.  Mississippi may make provision for a cumulative sinking fund for the benefit of a particular series of the new Preferred Stock which would retire a certain number of shares of such series annually, commencing at a specified date after the sale.  In connection therewith,

          Mississippi may have the non-cumulative option of redeeming up to an additional like number of shares of such series annually.

                  Mississippi may provide that no share of a particular

          series of the new Preferred Stock will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance, if such redemption is for the purpose or in anticipation of refunding such share directly or indirectly through the incurring of debt, or through the issuance of stock ranking equally with or prior to the new Preferred Stock as to dividends or assets, if such debt has an effective interest cost to Mississippi (computed in accordance with generally accepted financial practice) or such stock has an effective dividend cost to Mississippi (so computed) of less than the effective dividend cost to Mississippi of the respective series of the new Preferred

          Stock.

                  Mississippi may determine that, in light of the current

          market conditions at the time any series of the new Preferred

          Stock is offered, it is in the best interest of Mississippi and its investors and consumers that the terms of such new Preferred

          Stock provide for an adjustable dividend rate thereon to be determined on a periodic basis, rather than a fixed rate

          dividend.  In such event, it is proposed that the rate of

          dividends on such new Preferred Stock for an initial period would be a fixed amount or rate per annum.  Periodically thereafter,

          the rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

                  In connection with any such adjustable rate issue, it is

          proposed that such series of the new Preferred Stock may be redeemable at the option of Mississippi only on dividend payment dates. To the extent that such provision would constitute a deviation from the Commission's Statement of Policy Regarding

          Preferred Stock, Mississippi hereby requests approval for such deviation.

                  It is further proposed that, in connection with the

          issuance of the new Preferred Stock of any series, Mississippi may cause to be effected arrangements involving the deposit by

          Mississippi of such new Preferred Stock with a depositary and the issuance by such depositary of receipts evidencing depositary preferred shares, each representing a specified fraction of a share of new Preferred Stock and entitling the owner thereof,

          proportionately, to all the rights, preferences and privileges of the new Preferred Stock.

                  Mississippi also proposes that, in connection with any

          issuance of new Preferred Stock, it may deviate from the

          provisions of the Statement of Policy Regarding Preferred Stock

          with respect to redemptions and refunding provisions by, for example, providing refunding limitations for periods of more than five years or prohibiting redemptions for specified periods of time, as to be determined in light of market conditions and other relevant considerations at the time of issuance.

                  1.5  Mississippi may determine to use the proceeds from

          the sale of the Revenue Bonds, the new Bonds and the new

          Preferred Stock to redeem or otherwise retire its outstanding first mortgage bonds, pollution control bonds and/or preferred stock if such use is considered advisable. Such outstanding first mortgage bonds, pollution control bonds and/or preferred stock retired or redeemed by Mississippi may be purchased on the open market or by tender offer as authorized by HCAR No. 35-

          25751, dated February 26, 1993, or pursuant to subsequent

          authorization.  To the extent that the redemption or other retirement of outstanding preferred stock using the proceeds from security sales as proposed herein may require authorization under

          Section 12(c) of the Act, Mississippi hereby requests such authorization.  Mississippi also proposes that it may use the proceeds from the sale of the new Bonds and new Preferred Stock,

          along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.

                  Mississippi will not use the proceeds from securities

          sales proposed herein to refund outstanding securities unless the estimated present value savings derived from the net difference between interest or dividend payments on any securities to be issued for refunding purposes and the specific securities to be refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an

          appropriate discount rate.  Such discount rate is based on the estimated after-tax interest or dividend rate on the securities issued for refunding purposes.

                  1.6  Pursuant to orders of the Commission, Mississippi

          has authority to issue and sell $165,000,000 of first mortgage bonds and/or preferred stock (of which, $70,000,000 of first mortgage bonds and $23,404,000 of preferred stock have been sold) and $63,875,000 of pollution control revenue bonds (of which, the record was completed and a supplemental order has been issued relating to $49,475,000) as set forth in Commission File No. 70-

          8127 (HCAR No. 35-25791, dated April 13, 1993, HCAR No. 35-25837,

          dated June 25, 1993, HCAR No. 35-25946, dated December 15, 1993 and HCAR No. 35-26331, dated July 13, 1995).  Mississippi hereby requests that the authority described in the above-mentioned orders remain in effect until December 31, 1995 or until such time as the order with respect to the matters requested herein is issued.


          Item 2. Fees, Commissions and Expenses.

                  The fees and expenses to be paid or incurred by

          Mississippi, directly or indirectly, in connection with each issuance of Collateral Bonds (as distinguished from and excluding fees, commissions and expenses incurred or to be incurred in connection with the sale of Revenue Bonds by a County and in connection with the determination of the tax status of the

          Revenue Bonds) are as follows:

          Fee of counsel for Mississippi  . . . . . . . . . .    $ 40,000
          Fee of accountants, Arthur Andersen LLP . . . . . .      25,000
          Fee of trustee, including counsel . . . . . . . . .      25,000
          Services of Southern Company
             Services, Inc. . . . . . . . . . . . . . . . . .      25,000
          Miscellaneous, including telephone charges and
             traveling expenses . . . . . . . . . . . . . . .       5,000
          TOTAL       . . . . . . . . . . . . . . . . . . . .    $120,000


                  Fees and expenses incurred or to be incurred by

          Mississippi in connection with the issuance and sale of the new

          Bonds and the new Preferred Stock are as follows:

                                                                            New
                                                     New Bonds           Preferred Stock
                                                             Each                  Each
                                                 Initial  Additional  Initial   Additional
                                                   Sale      Sale       Sale       Sale


        Filing fees -- Securities and Exchange
          Commission --
          Registration statement  . . . .     $ 137,932    $     --  $     --     $     --
        Charges of Trustee
          (including counsel)   . . . . .        13,000      13,000        --           --
        Charges of Transfer Agent
          and Registrar   . . . . . . . .            --          --     5,000        5,000
        Charges of Depositary . . . . . .                              30,000       20,000
        Cost of definitive bond
          certificates  . . . . . . . . .         5,000       5,000        --           --
        Cost of stock certificates and
          receipts for Depositary Shares             --          --     8,000        8,000
        Printing and preparation of registration
          statement, prospectus, etc  . .        30,000      18,000    20,000       15,000
        Rating fees --
          Duff and Phelps, Inc  . . . . .        10,000      10,000    10,000       10,000
          Moody's Investors Service, Inc.        15,000      15,000    15,000       15,000
          Standard & Poor's Corporation          12,000       6,000     6,000        6,000
        Services of Southern Company Services,
          Inc.  . . . . . . . . . . . . .        20,000      10,000    20,000       10,000
        Fees of counsel --
          Eaton and Cottrell, P.A.  . . .        20,000       7,000    20,000       10,000
          Troutman Sanders LLP  . . . . .        30,000      20,000    30,000       20,000
        Fee of accountants,
          Arthur Andersen LLP   . . . . .        32,000      24,000    32,000       24,000
        Miscellaneous, including telephone
          charges and traveling expenses          5,068       5,000     6,000        4,000

          Total   . . . . . . . . . . . .      $330,000    $133,000  $202,000     $147,000

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          Item 3.     Applicable Statutory Provisions.

                Mississippi considers that the issuance of the Notes and

          Collateral Bonds is subject to Sections 6(a), 7 and 12(c) of the

          Act and Rule 42 thereunder.

                Mississippi further considers that the sale or granting of subordinated security interests in the Projects or other property of Mississippi, as set forth under Item 1.2 above, may be subject to Section 12(d) of the Act, and that the exception afforded by subparagraph (b)(3) of Rule 44 thereunder may be applicable.

                Mississippi considers that any guarantee of payment of the

          Revenue Bonds may be subject to Sections 6(a) and 7 of the Act.

                Mississippi considers that Sections 9(a) and 10 of the Act may be applicable to any purchase of Revenue Bonds by Mississippi as described herein and to the extent that the transactions contemplated herein in connection with the Revenue Bonds involve an Installment Sale Agreement or Agreements pursuant to which the

          County undertakes to sell the related Project to Mississippi.

                Mississippi considers that the issuance and sale of new

          Bonds and new Preferred Stock are subject to the provisions of

          Sections 6(a) and 7 of the Act.

                Mississippi considers that the acquisition, retirement or

          redemption of new Bonds and new Preferred Stock in connection with any sinking fund provisions with respect thereto (including any optional redemptions included as part of such sinking fund provisions) may be subject to Section 12(c) of the Act and Rule

          42 thereunder, except to the extent excepted from the


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          requirements of Rule 42(a) by subsections (b)(2) and (b)(4) of such Rule.

                Mississippi proposes that it may deviate from the

          Statements of Policy Regarding First Mortgage Bonds and Preferred

          Stock as described in Items 1.3 and 1.4 hereof.

                The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order or orders of the Commission in respect thereto.

                Rule 54 Analysis.  Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company", or other transactions by such registered holding company or its

          subsidiaries other than with respect to "exempt wholesale

          generators" or "foreign utility companies," the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

                Southern currently meets all of the "safe harbor"

          conditions of Rule 53.  Southern's "aggregate investment" in

          "exempt wholesale generators" and "foreign utility companies" at

          September 1, 1995 was approximately $927.5 million, representing approximately 29% of Southern's "consolidated retained earnings,"

          as defined in Rule 53(a)(1)(ii), for the four quarters ended June

          30, 1995 ($3.213 billion).  Furthermore, Southern has and will


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          continue to comply with the record keeping requirements of Rule

          53(a)(2) concerning affiliated "exempt wholesale generators" and

          "foreign utility companies."  In addition, as required by Rule

          53(a)(3), no more than 2% of the employees of Southern's

          operating utility subsidiaries will, at any one time, directly or indirectly, render services to "exempt wholesale generators" and

          "foreign utility companies."  Finally, since none of the

          circumstances described in Rule 53(b) exists, the provisions of

          Rule 53(a) are not made inapplicable by Rule 53(b).


          Item 4.     Regulatory Approval.

                The transactions by Mississippi proposed herein are not

          subject to the jurisdiction of any state commission or of any federal commission other than the Commission.


          Item 5.     Procedure.

                Mississippi requests that the Commission's order herein be issued as soon as the rules allow and that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  Mississippi hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the

          preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.






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          Item 6.     Exhibits and Financial Statements.

                  (a)  Exhibits.

                       A-1(a) - Indenture dated as of September 1, 1941, between Mississippi and Bankers Trust Company, as Successor Trustee, and indentures supplemental thereto through July 1, 1995. (Designated in Registration Nos. 2-4834 as Exhibit B-3, 2-62965 as
                                 Exhibit 2(b)-2, 2-66845 as Exhibit 2(b)-2,
                                 2-71537 as Exhibit 4(a)-(2), 33-5414 as
                                 Exhibit 4(a)-(2), 33-39833 as Exhibit
                                 4(a)-2, in Form 10-K for the year ended
                                 December 31, 1991, File No. 0-6849, as
                                 Exhibit 4(b), in Form 8-K dated August 5,
                                 1992, File No. 0-6849, as Exhibit 4(a)-2,
                                 in Second Certificate of Notification,
                                 File No. 70-7941, as Exhibit I, in Form 8-
                                 K dated February 26, 1993, File No. 0-
                                 6849, as Exhibit 4(a)-2, in Certificate of
                                 Notification, File No. 70-8127, as Exhibit
                                 A, in Form 8-K dated June 22, 1993, File
                                 No. 0-6849, as Exhibit 1, in Certificate of Notification, File No. 70-8127, as Exhibit A, in Form 8-K dated March 8, 1994, File No. 0-6849, as Exhibit 4 and in Certificate of Notification, File No. 70-8127, as Exhibit A.)

                       A-1(b) - Draft of Supplemental Indenture with respect to the new Bonds, between Mississippi and Bankers Trust Company, as Trustee. (To be filed by amendment.)

                       A-2(a) - Articles of Incorporation of Mississippi, articles of merger of Mississippi Power Company (a Maine corporation) into Mississippi and articles of amendment to the articles of incorporation of Mississippi through August 19, 1993. (Designated in Registration No. 2-71540 as
                                 Exhibit 4(a)-1, in Form U5S for 1987, File
                                 No. 33-222-2, as Exhibit B-10, in
                                 Registration No. 33-49320 as Exhibit 4(b)-
                                 (1), in Form 8-K dated August 5, 1992,
                                 File No. 0-6849, as Exhibits 4(b)-2 and
                                 4(b)-3, in Form 8-K dated August 4, 1993,
                                 File No. 0-6849, as Exhibit 4(b)-3 and in
                                 Form 8-K dated August 18, 1993, File No.
                                 0-6849, as Exhibit 4(b)-3.)


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                       A-2(b) -  Draft of proposed amendment to articles of
                                 incorporation of Mississippi increasing
                                 the amount of authorized preferred stock.
                                 (To be filed by amendment.)

                       A-2(c) -  By-laws of Mississippi as amended
                                 effective August 22, 1989, and as
                                 presently in effect.  (Designated in Form
                                 10-K for the year ended December 31, 1989, File No. 0-6849, as Exhibit 3(b).)

                       B-1    -  Form of Loan or Installment Sale Agreement
                                 between Mississippi and the County
                                 relating to the Revenue Bonds.  (To be
                                 filed by amendment.)

                       B-2    -  Form of Trust Indenture between the County
                                 and the Trustee relating to the Revenue
                                 Bonds.  (To be filed by amendment.)

                       C      -  Registration statements filed under the
                                 Securities Act of 1933 with respect to the new Bonds and new Preferred Stock. (To be filed by amendment.)

                       D      -  None.

                       E      -  None.

                       F      -  Opinion of Eaton and Cottrell, P.A.,
                                 counsel for Mississippi. (To be filed by amendment.)

                       G      -  Form of Notice.

                  Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

                  (b)  Financial Statements.

                       Balance sheet of Mississippi at June 30, 1995. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 1995, File No. 0-6849.)

                       Statement of Income and statement of earnings retained in the business and other paid-in capital of Mississippi for the twelve months ended June 30, 1995. (Designated in Mississippi's Form 10-Q for the quarter ended June 30, 1995, File No. 0-6849.)


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                       Consolidated balance sheet of The Southern Company
                       and its subsidiaries at June 30, 1995. (Designated in The Southern Company's Form 10-Q for the quarter ended June 30, 1995, File No. 1-3536.)

                       Consolidated statement of income and statements of earnings retained in the business and amount paid in for common stock in excess of par value for The Southern Company and its subsidiaries for the twelve months ended June 30, 1995. (Designated in The Southern Company's Form 10-Q for the quarter ended June 30, 1995, File No. 1-3536.)

                       Proforma journal entries giving effect to the proposed sale of Revenue Bonds, the new Bonds and the new Preferred Stock.

                  Since June 30, 1995, there have been no material adverse

          changes, not in the ordinary course of business, in the financial condition of Mississippi or of The Southern Company and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.



          Item 7. Information as to Environmental Effects.

                  (a)  The proposed transactions are strictly financial in

          nature in the ordinary course of Mississippi's business.

          Accordingly, the Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment within the meaning of the

          National Environmental Policy Act.

                  (b)  No other federal agency has prepared or is

          preparing an environmental impact statement with regard to the proposed transactions.





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                                      SIGNATURE



                  Pursuant to the requirements of the Public Utility

          Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the

          undersigned thereunto duly authorized.



          Dated:  November 14, 1995           MISSISSIPPI POWER COMPANY



                                                By:  /s/Wayne Boston
                                                       Wayne Boston
                                                   Assistant Secretary
































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